UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

#202,5626 Larch Street
Vancouver, British Columbia
Canada V6M 4E1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 22, 2020, the Company entered into a securities purchase agreement (the “Agreement”) with two institutional accredited investors (the “Debenture Holders”) to issue up to $14.0 million in convertible debentures consisting of $7.0 million in Tranche A Convertible Debentures (the “Tranche A Debentures”) and up to $7.0 million in Tranche B Convertible Debentures (the “Tranche B Debentures”, together with the Tranche A Debentures, the “Convertible Debentures”). As further stated below, the Convertible Debentures may be convertible into the Company’s common shares (” Conversion Shares”). In addition, in connection with the Agreement, the Company will issue to the Debenture Holders three-year warrants to purchase its common shares (“Warrant Shares”) in a number equal to twenty percent (20%) times the aggregate amount of the Convertible Debentures of $14.0 million divided by the 20-day volume weight trading price (“VWAP”) as calculated immediately prior to the first closing of the Tranche A Debenture. The exercise price for the Warrants will be equal to 130% times the 20-VWAP also as calculated immediately prior to the first closing of the Tranche A Debenture. Repayment of the Convertible Debentures is guaranteed by the Company’s subsidiary, Tanzania American International Development Corporation 2000 Limited pursuant to a global guarantee agreement. Reference to dollar amounts used herein shall mean United States dollars.

Each of the Tranche A Debentures bears no interest and has a maturity date of eighteen months, provided that in case of an event of default, the Tranche A Debentures may become immediately due and payable. The initial closing of the first Tranche A Debenture will occur on or around July 24, 2020, when the Company will issue a Tranche A Debenture for $4.0 million. The second closing of the Tranche A Debentures in the aggregate amount of $2.0 million will occur promptly after the filing of a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Conversion Shares and Warrants Shares by the Debenture Holders. The third closing of the Tranche A Debentures in an aggregate amount of $1.0 million will occur promptly after the date the Registration Statement is declared effective by the SEC.

The Debenture Holders may convert a Tranche A Debenture in their sole discretion at any time on or prior to pay off at the lower of the Tranche A Fixed Conversion Price which is the 20-day VWAP as calculated immediately prior to the closing for each respective Tranche A Debenture or 93% of the average of the two lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date; provided, however, the conversion price may not be less than $0.20. The Debenture Holder may not convert any portion of a Convertible Debenture or exercise the Warrant if such conversion or exercise would result in the holder beneficially owning more than 4.99% of the Company’s then issued and common shares, provided that such limitation may be waived by the holder with 65 days’ notice. If at the maturity date of the Tranche A Debenture there is at least 20% outstanding principal balance, the Company may elect to extend the Tranche A Debenture maturity date for an additional six months. The Company shall have the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Tranche A Debenture provided the current stock price of the Company’s common shares at the time of the delivery of the redemption notice is less than the applicable Tranche A Fixed Conversion Price.

In addition, as part of the Agreement and upon the Company’s election, the Debentures Holders are committed to purchase up to $7.0 million in the aggregate of Tranche B Debentures. The Tranche B Debentures may be issued in four increments, the first closing (the “First Tranche B Closing”) in the amount of $2.0 million to occur no earlier than 60 days, but no later than 90 days after the closing of the last Tranche A Debenture; the second closing (the “Second Tranche B Closing”) in the amount of $2.0 million to occur no earlier than 30 days, but no later than 60 days after the First Tranche B closing; the third closing (the “Third Tranche B Closing”) in the amount of $2.0 million to occur no earlier than 30 days, but no later than 60 days after the Second Tranche B closing; and the fourth closing (the “Fourth Tranche B Closing”) in the amount of $1.0 million to occur no earlier than 30 days, but no later than 60 days after the Third Tranche B Closing; provided, however, for each First through Fourth Tranche B Closing, the Company must, as of each respective closing date, (i) have a market capitalization of at least $100.0 million; (ii) achieve production of 250 ounces of gold during the preceding 30 days prior to the First Tranche B Closing; (iii) the total number of common shares that has been issued and may be issued as Conversion Shares or Warrants Shares does not exceed 19.9% of the Company’s common shares outstanding as of the date of the Agreement; and (iv) the Company shall have less than $25.0 million of total debt outstanding, excluding the debt outstanding pursuant to the Tranche A Debentures, but including any Tranche B Debentures outstanding and to be issued in the Tranche B Debenture closing.

Each Tranche B Debenture bears interest at 8.75% and has a maturity date of eighteen months, which may be extended for an additional six months as discussed below. Each Tranche B Debenture may be converted into Conversion Shares at any time at the election of the Tranche B Debenture Holder at the Tranche B fixed conversion price which is equal to the 20-day VWAP immediately preceding the closing of the applicable Tranche B Debenture times 130% (the “Tranche B Fixed Conversion Price”). During months 1 through 5, interest payments only may be paid by the Company. During months 6 through 17, monthly principal payments equal to 75% of the principal amount in the aggregate, plus accrued interest may be paid by the Company. Finally, at maturity, the balance due of 25% of the principal amount plus accrued interest is due; which such last payment may be extended for an additional six months for an additional 6% fee on such balance due, of which the aggregate amount of the principal due, interest accrued thereon and 6% fee will be amortized over the additional six-month extension. The Company may elect to allow the Debenture Holders to convert the interest due, principal and interest payment and balance due in which case the Debenture Holders may convert such principal and interest into Conversion Shares at the lower of the Tranche B Fixed Conversion Price and 93% of the average of the two lowest daily VWAP during the 10 consecutive trading days immediately preceding the conversion date, but in no case lower than $0.20 per common share.

Under the Agreement, the Company has also covenanted that provided at least $2.0 million Tranche B Debentures are outstanding, it will not, without the Investors approval, allow debt, including accounts payable and Tranche B Debentures, but excluding Tranche A Debentures, exceed $25.0 million. Further, in the event that the Company obtains financing secured by its assets, excluding lease financing or working capital financing secured by inventory, the company will provide to the Investor the same type of security, pari passu.

In connection with the Agreement, the Company will pay the Debenture Holders a commitment fee equal to 1.5% of the aggregate amount of the Convertible Debentures amount of $14 million at the first closing of the Tranche A Debenture, and an implementation fee of 3.95% for each Convertible Debenture at each respective closing. Finally, the Company paid the Debenture Holders legal fees of $18,000 and due diligence fees of $15,000.

Pursuant to the registration rights agreement (“Registration Rights Agreement”), the Company, the Company has agreed to register the Conversion Shares and Warrant Shares with the SEC. Failure by the Company to register the Conversion Shares and Warrant Shares within 120 from signing of the Agreement will be deemed a default under the Convertible Debentures.

The foregoing discussion is qualified in its entirety to the Securities Purchase Agreement, Tranche A and Tranche B Debentures, Warrant, Registration Rights Agreement and Global Guaranty Agreement attached hereto as exhibits.

Pursuant to General Instruction B of Form 6-K, the information contained in this Form 6-K, including Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section.

Exhibit No.	Description

Exhibit 10.1	Securities Purchase Agreement
Exhibit 10.2	Form of Tranche A Convertible Debenture
Exhibit 10.3	Form of Tranche B Convertible Debenture
Exhibit 10.4	Form of Warrant
Exhibit 10.5	Form of Registration Rights Agreement
Exhibit 10.6	Form of Global Guaranty Agreement
Exhibit 99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation

(Registrant)

By: /s/ James E. Sinclair

James E. Sinclair

Executive Chairman

Date: July 22, 2020